

## Alan McCann · 3rd
Machine Learning Technology Leader
Greater Philadelphia · Contact info

 Dynata

 Schulich School of Business
- York University

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## Experience

 **Sr. Director, Technology**
Dynata · Full-time
Jan 2022 - Present · 3 mos

 **Chief Technology Officer**
Øptimus
Aug 2014 - Present · 7 yrs 8 mos
Washington D.C. Metro Area

Manage roadmap and development of core software platforms
Drive technology strategy          ...see more

 **Board Member, CTO, Co-Founder**
Givsum, LLC
Jan 2013 - Present · 9 yrs 3 mos
Newport Beach, California, United States

 **COO**
DailyUpdate.com
Oct 2010 - Jan 2019 · 8 yrs 4 mos

 **Founder/CEO**
iMcCann LLC
Nov 2005 - Jan 2019 · 13 yrs 3 mos

Startup Incubator

Show all 18 experiences →

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## Education

 **Schulich School of Business - York University**
MBA, Marketing
Sep 1988 - Apr 1993

 **University of Waterloo**
BASc, Electrical/Computer Engineering
Sep 1982 - Apr 1987